   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 2001
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                            ------------------------

                             ACNIELSEN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             ACNIELSEN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   004833109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             EARL H. DOPPELT, ESQ.
                            EXECUTIVE VICE PRESIDENT
                              AND GENERAL COUNSEL
                             ACNIELSEN CORPORATION
                                177 BROAD STREET
                          STAMFORD, CONNECTICUT 06901
                                 (203) 961-3000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                               RICHARD A. GARVEY
                                 JOHN G. FINLEY
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer. [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 5 (the "Amendment") amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on December 22, 2000 (the "14D-9"), as amended by Amendments No. 1, No. 2, No. 3 and No 4 to the 14D-9 filed on January 16, 18, 24 and February 7, 2001, respectively, by ACNielsen Corporation (the "Company"), relating to the tender offer by Artist Acquisition, Inc. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of VNU N.V. ("Parent") to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company, at a purchase price of $36.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by the Purchaser with the Securities and Exchange Commission on December 22, 2000.

ITEM 8.  ADDITIONAL INFORMATION

     Item 8(b) of the 14D-9 is hereby amended and supplemented by the following:

     On February 12, 2001, Parent issued a press release announcing that the European Commission issued a decision on February 12, 2001, declaring the offer to purchase all outstanding shares of common stock of the Company to be compatible with the European Common Market. With this decision the sole remaining regulatory condition to the Offer has been satisfied and VNU intends to complete the Offer at 12:00 midnight, New York City time, on Wednesday, February 14, 2001.

     According to Citibank N.A., the depository for the Offer, as of the close of business on February 9, 2001, a total of 54,818,284 shares of common stock of the Company, or approximately 93% of the 59,215,212 shares issued and outstanding, had been validly tendered and not withdrawn pursuant to the Offer (including shares tendered via guarantee of delivery). The foregoing press release, which is attached hereto as Exhibit (a)(8), is incorporated by reference herein.

ITEM 9.  EXHIBITS.

     The following exhibit is filed herewith:

      (a)(8) Press Release, dated February 12, 2001 (incorporated by reference to Exhibit (a)(5)(v) to Amendment No. 5. to the Schedule TO filed on February 13, 2001.)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ACNIELSEN CORPORATION

                                          By: /s/ Earl H. Doppelt
                                            ------------------------------------
                                            Name: Earl H. Doppelt
                                            Title: Executive Vice President and
                                              General Counsel

Dated: February 13, 2001

                                 EXHIBIT INDEX

      (a)(8) Press Release, dated February 12, 2001 (incorporated by reference to Exhibit (a)(5)(v)to Amendment No. 5 to the
              Schedule TO filed on February 13, 2001).